May 3, 2005

By Facsimile and U.S. Mail


Mr. Andrew D. Demott, Jr.
Chief Financial Officer
Superior Uniform Group, Inc.
10055 Seminole Blvd.
Seminole, Florida 33772


		RE:	Form 10-K for the year ended December 31, 2004
			Filed March 16, 2005 and April 28, 2005


Dear Mr. Demott:

	We have reviewed your responses in your letter dated March
14,
2005 and have the following additional comment.

	We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Consolidated Statement of Cash Flows, page 15

1. We read your response to comment 3. We do not believe that the prepaid pension benefit costs that are recorded in your other assets line item meet the criteria described in paragraph 17(a) or (b) of SFAS 95. Specifically, the debt or equity instruments to which the funds are ultimately expended are not recorded in your financial statements. Given that defined benefit pension costs are a component of your overall compensation package, please revise future filings to record the amounts in operating activities.


	As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please ensure the response letter provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to me at (202) 551-3843.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief
??

??

??

??

May 3, 2005
Page 2